BB

3-6

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

SECURITI 02018266 MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45325

SEC MAIL RECEIVED PROCESSING MAR 0 1 2002 WASH. D.C. SECTION 354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MultInvestments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 N.E. Loop 410, Suite 520
(No. and Street)

San Antonio, (City) Texas (State) 78216 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Irene Harrison 210-524-4570
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Null Lairson, P.C.
(Name — *if individual, state last, first, middle name*)

11 Greenway Plaza, Suite 1515 (Address) Houston, (City) Texas (State) 77046 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/19

OATH OR AFFIRMATION

I, Benjamin J. Lopez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MultInvestments, Inc., as of December 31, 2001, ~~19~~XXXXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Director

Title

Notary Public 2-27-02

Bexar County TX

JOANN Q. HERNANDEZ
Notary Public
State of Texas
My Comm. Exp. 03-11-2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

--oo0oo--

CONTENTS

--oo0oo--

11 Greenway Plaza, Suite 1515
Houston, TX 77046
(713) 621-1515 • Fax: (713) 621-1570

Null • Lairson
CERTIFIED PUBLIC ACCOUNTANTS
PROFESSIONAL CORPORATION

One Sugar Creek Center Blvd., Suite 920
Sugar Land, TX 77478
(281) 242-8600 • Fax: (281) 242-7333

INDEPENDENT AUDITORS' REPORT

Board of Directors
MultInvestments, Inc.
San Antonio, Texas

We have audited the accompanying statement of financial condition of MultInvestments, Inc. (a wholly-owned subsidiary of Multivalores Casa de Bolsa, S.A. de C.V.) (the Company) as of December 31, 2001, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This schedule is the responsibility of the Company's management. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Null Lairson, P.C.

Houston, Texas
January 25, 2002

MULTINVESTMENTS, INC.
(A wholly-owned subidiary of Multivalores Casa de Bolsa, S.A. de C.V.)
Statement of Financial Condition
December 31, 2001

Assets		
Cash	$	23,863
Cash on deposit at brokers, dealers and clearing agent ($100,000 restricted)		1,422,308
Securities owned, at market value		982,551
Accounts receivable - other		53,511
Prepayments		10,154
Furniture, fixtures and equipment, net of accumulated depreciation and amortization of $216,847		31,690
Other assets		4,498
TOTAL	$	2,528,575
Liabilities		
Accounts payable and accrued liabilites	$	160,745
Settlement payable		1,503,472
Capital lease obligations		6,606
Total liabilities		1,670,823
Commitments and contingencies		
Stockholder's equity		
Common stock - $ 1 par value: 3,000 shares authorized; 1,300 shares issued and outstanding		1,300
Additional paid-in capital		14,388,352
Accumulated deficit		(13,531,900)
Total stockholder's equity		857,752
TOTAL	$	2,528,575

See accompanying notes to financial statements.

MULTINVESTMENTS, INC.
(A wholly-owned subidiary of Multivalores Casa de Bolsa, S.A. de C.V.)
Statement of Income
Year Ended December 31, 2001

Revenues		
Interest and dividends	$	185,379
Realized and unrealized net gain on securities		809,465
Commissions and fees		596,735
Total revenues		1,591,579
Expenses		
Occupancy and equipment expenses		104,476
Employee compensation and benefits		603,603
Depreciation and amortization		16,425
Professional services		141,467
Information services and communications		62,484
Clearance charges		130,659
General and administrative		91,314
Interest expense		4,067
Total expenses		1,154,495
NET INCOME BEFORE SETTLEMENT EXPENSE		437,084
Less settlement expense		1,503,472
NET LOSS	$	(1,066,388)

See accompanying notes to financial statements.

MULTINVESTMENTS, INC.
(A wholly-owned subidiary of Multivalores Casa de Bolsa, S.A. de C.V.)
Statement of Stockholder's Equity
Year Ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2001	$ 1,300	$ 14,388,352	$ (12,465,512)	$ 1,924,140
Net loss	-	-	(1,066,388)	(1,066,388)
Balance, December 31, 2001	$ 1,300	$ 14,388,352	$ (13,531,900)	$ 857,752

See accompanying notes to financial statements.

MULTINVESTMENTS, INC.
(A wholly-owned subidiary of Multivalores Casa de Bolsa, S.A. de C.V.)
Statement of Cash Flows
Year Ended December 31, 2001

Cash flows from operating activities		
Net loss	$	(1,066,388)
Adjustments to reconcile net loss to cash provided by operating activities		
Depreciation and amortization		16,425
Changes in operating assets and liabilities:		
Cash on deposit at brokers, dealers and clearing agent		(289,129)
Receivables		(23,855)
Securities owned, net		(244,773)
Prepayments		13,483
Other assets		1,584
Accounts payable and accrued liabilities		1,612,729
Cash provided by operating activities		20,076
Cash flows from investing activities		
Purchases of fixed assets		(13,911)
Cash used in investing activities		(13,911)
Cash flows from financing activities		
Payments on capital lease obligations		(8,170)
Cash used by financing activities		(8,170)
Net decrease in cash		(2,005)
Cash and cash equivalents, beginning of year		25,868
Cash and cash equivalents, end of year	$	23,863
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid for interest	$	4,067

See accompanying notes to financial statements.

MULTINVESTMENTS, Inc.
(A wholly-owned subsidiary of Multivalores Casa de Bolsa, S.A. de C.V.)
Notes to Financial Statements
December 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

MultInvestments, Inc. (the Company) a Delaware corporation, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. and the National Futures Association. The Company is wholly-owned by Multivalores Casa de Bolsa, S.A. de C.V. (the parent), a registered Mexican broker. The Company's principal business is providing investment services to its customers who are located primarily in Mexico.

The Company operates under an agreement with Bear Stearns to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform record-keeping functions. The agreement states that the Company will assume customer obligations should a customer of the Company default. The Company controls credit risk of its customers by requiring maintenance of margin collateral in compliance with various regulatory and internal guidelines of Bear Stearns. The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph K (2)(ii) of that rule.

Significant Accounting Policies

Cash – Cash consists of demand deposits with financial institutions.

Securities Owned – Investments in securities are stated at market value. Security transactions are accounted for on a trade-date basis. Securities owned consist of foreign corporate debt obligations, government and agency debt obligations, and equity interests in domestic and foreign corporations at December 31, 2001.

Financial Instruments - Derivative financial instruments used for trading purposes are carried at market value or, if market prices are not readily available, fair value. Market values for exchange traded derivatives such as futures contracts and options, are based on quoted market prices.

Furniture and Equipment – Furniture and equipment are stated at cost.

Income Taxes – Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized to reduce deferred tax assets unless it is more likely than not that such tax benefits will be realized.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles includes management's estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 2 - DEPOSITS WITH CLEARING AGENTS

The Company has entered into a clearing agreement with Bear Stearns. Under the clearing agreement, the Company is required to maintain a $100,000 balance.

NOTE 3 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. The financial instruments include futures and exchange traded options. These derivative financial instruments are entered into for trading purposes and are subject to varying degrees of market and credit risk. The Company did not hold any future contracts or options at December 31, 2001.

The contractual or notional amounts indicate the extent of involvement in the various types of derivative financial instruments and do not measure the Company's exposure to credit risk or market risks and do not necessarily represent the amounts exchanged by the parties to the instruments. The amounts exchanged are based on the contractual or notional amounts and the other terms of the instruments. Notional amounts are not included in the statement of financial condition and generally exceed the future cash requirements relating to the instruments.

Futures contracts provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Put and call options are contracts that allow the holder of the option to purchase or sell a financial instrument at a specified price and within a specified period of time. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition.

Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk.

NOTE 5 – INCOME TAXES

Deferred federal income taxes and benefits are provided for differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Temporary differences and the resulting deferred tax assets and liabilities consist of the following at December 31, 2001.

Net operating loss carryforward	$ 2,176,000
Capital loss carryforward	295,000
Current year loss	1,066,388
	3,537,388
Less valuation allowance	3,537,388
Net deferred taxes	$ 0

The Company has net operating loss carryforwards for income tax purposes totaling approximately $7,100,000 that begin to expire in 2007, and capital loss carryforwards totaling approximately $867,000 that began to expire in 2000. A valuation allowance has been recognized to fully offset the deferred tax asset related to these potential tax benefits due to the uncertainty of realizing such tax benefits.

NOTE 6 – SUBORDINATED LIABILITIES

The Company had no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2001.

NOTE 7 - COMMITMENTS

The Company leases office facilities under a noncancelable lease agreement, expiring in 2005. Rental expense for the year ended December 31, 2001 was $68,395. Aggregate minimum future rental commitments as of December 31, 2001 are as follows.

2002	$ 69,408
2003	70,992
2004	72,585
2005	18,246
	$ 231,231

The Company leases certain equipment under a capital lease agreement, expiring in 2002. Future minimum lease payments under this agreement are as follows:

2002	$ 7,200
Less imputed interest	(594)
Capital lease obligations	$ 6,606

Assets recorded under capital leases at December 31, 2001 totaled approximately $4,879, net of accumulated amortization of $18,215.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has recorded $295,557 as income from affiliates at December 31, 2001. This income resulted from professional services provided to affiliates. In addition, the Company occasionally makes payments on behalf of the Parent and is reimbursed in full by the Parent. As of December 31, 2001 all reimbursements had been made.

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital, as defined, of $561,095 which was $311,095 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was –296.6% at December 31, 2001. As the Company is required to maintain a minimum capital level, it is restricted as to the amount of dividends it can pay to its Parent.

NOTE 10 – SUBSEQUENT EVENTS

Subsequent to the balance sheet date and prior to report issuance the Company entered into an agreement with the Securities and Exchange Commission (SEC) to pay certain fines and penalties in settlement of a complaint filed by the SEC. While the settlement has not been finalized management and legal counsel believe that the settlement will be final in the next several weeks. The Company without admitting or denying any of the allegations of the complaint has consented to the entry of the judgment. The settlements cost has been recorded in the financial statements for the period ended December 31, 2001.

Additionally, on January 24, 2002 the Company's parent, at their board meeting, voted to divest their interest in the Company. The parent did not specify a time period for divesting their interest. However, the Company will have sufficient net capital to operate after paying the settlement cost.

MULTINVESTMENTS, INC
(A wholly-owned subsidiary of Multivalores Casa de Bolsa, S.A. de C.V.)
Supplemental Schedule of Computation of Net Capital For Brokers and Dealers
Pursuant to Rule 15c3-1 under the Securities and Exchange Act of 1934
December 31, 2001

Computation of Net Capital:		
Total Stockholder's equity (from statement of financial condition)	$	857,752
Deductions for nonallowable assets:		
Prepayments		10,154
Furniture and equipment, net (less net property)		25,086
Non-marketable securities		49,176
Other assets		6,048
		90,464
Net capital before haircut on securities		767,288
Haircut on securities		(206,193)
Net capital	$	561,095
Computation of Aggregate Indebtedness:		
Total liabilities (from statement of financial condition)	$	1,670,823
Secured obligations - non-aggregate indebtedness liabilities		(6,606)
Total aggregate indebtedness	$	1,664,217
Computation of Basic Net Capital Requirement:		
Minimum capital requirement	$	250,000
Excess net capital	$	311,095
Percentage of aggregate indebtedness to net capital		-296.6%
Reconciliation with company's computation		
(included in Part IIA of Form X-17A-5 as of December 31, 2001)		
Net capital, as amended in Company's Part IIA (Unaudited) FOCUS Report	$	561,095
Adjustments		
Net capital per above	$	561,095

11 Greenway Plaza, Suite 1515
Houston, TX 77046
(713) 621-1515 • Fax: (713) 621-1570

Null·Lairson
CERTIFIED PUBLIC ACCOUNTANTS
PROFESSIONAL CORPORATION

One Sugar Creek Center Blvd., Suite 920
Sugar Land, TX 77478
(281) 242-8600 • Fax: (281) 242-7333

January 25, 2002

INDEPENDENT AUDITOR'S REPORT

Board of Directors
MultInvestments, Inc.
San Antonio, Texas

In planning and performing our audit of the financial statements and supplemental schedules of MultInvestments, Inc. (a wholly-owned subsidiary of Multivalores Casa de Bolsa, S.A. de C.V.) (the Company) for the year ended December 31, 2001 (on which we issued our report dated January 25, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. We did not review the practices and procedures followed by the Company in making the daily computation of the segregation requirements of Section 4(d)2 and Regulation 30.7 under the Commodity Exchange Act as the Company does not carry regulated commodity futures, foreign futures of foreign option accounts for customers.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the Commissions) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)2 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures my deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as discussed below, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commissions' objectives.

This report is intended solely for the information and use of management, the board of directors, the Securities Exchange Commission, The New York Stock Exchange, Inc., the Commodity Futures Trading Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Null Lairson, P.C.

Houston, Texas
January 25, 2002

MULTINVESTMENTS, INC.

FINANCIAL STATEMENTS

December 31, 2001

Null-Lairson
Professional Corporation
Certified Public Accountants
11 Greenway Plaza, Suite 1515
Houston, Texas 77046
(713) 621-1515